NEXEON MEDSYSTEMS INC

1708 Jaggie Fox Way

Lexington, KY, 40511

November 21, 2016

SUBMITTED VIA EDGAR

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeon MedSystems Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form 10
Filed October 5, 2016
File No. 000-55655

Dear Mr. Buchmiller and Ms. Ravitz:

This letter will respond to your comment letter dated October 18, 2016 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (“Amendment #3 to Form 10”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 4 to the Form 10 with the Commission (“Amendment #4”).

Business Overview, page 6

1.	Please expand your disclosure that you intend “to engage in strategic acquisitions of additional companies” to address the statement that going public “helps consolidate Rosellini’s disparate startups under the Nexeon umbrella” that appears in the September 13, 2016 article entitled “Nexeon MedSystems to take on the likes of Medtronic as it goes public” on your website.

The paragraphs regarding strategic acquisitions have been revised and appear as follows on Page 7 of Amendment #4:

As of the date of this registration statement, the Company’s core focus is furthering the development of a micro-perforated balloon catheter system for use in treatment of restenosis associated with hemodialysis. Due to the focus on the micro-perforated balloon catheter system, the Company does not anticipate development of the technologies from the additional patents acquired in the Merger in the near future.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

However, in the future, the Company, from time to time, intends to engage in strategic acquisitions of both existing medical device operating companies and/or additional intellectual properties that management believes are clinically and commercially compelling. The Company will focus on what management believes are early-stage, disruptive technologies that have a mix of (i) a high probability to secure state and federal grant funding, (ii) low regulatory hurdles for FDA approval, (iii) and unique synergies with our other core business segments. Such acquisitions could involve companies or intellectual properties where the Company’s CEO, William Rosellini, may hold an interest in such acquisition. In this instance, any and all regulatory disclosures will be made in conjunction with the transaction. However, there can be no assurances that the Company will successfully identify, acquire, or commercialize any additional existing medical device operating companies, technologies or intellectual properties.

2.

Please tell us why you do not disclose in your filing that you “seek approval for SYNAPSE, a deep brain stimulation device for Parkinson’s patients” that appears in the September 13, 2016 article on your website.

The referenced article is the result of a wide ranging interview by the author with Mr. Rosellini. The author has confused the names of various entities in which Mr. Rosellini is involved that resulted in the author making a misstatement. He confused Nexeon MedSytems Inc with Nuviant Medical Inc, which is the entity that is seeking approval for SYNAPSE, a deep brain stimulation device for Parkinson’s patients. As a result of this error, the Company did not fail to make the disclosure. Mr. Rosellini is an officer, director and shareholder of Nuviant Medical Inc and the Company is also an approximate ten percent (10%) shareholder of Nuviant Medical Inc, which is properly disclosed in the section “Other Investments” on Page 21 of Amendment #4. As a result of one or more confusing statements made by the author of the referenced September 13, 2016 article, it has been removed from the Company’s Website.

Other Investments, page 20

3.	Please expand the disclosure in this section to quantify your percentage ownership in Emeritus Clinical Solutions, Inc.

The following information regarding the Company’s percentage ownership in Emeritus Clinical Solutions, Inc. has been added on Page 21 of Amendment #4, as follows:

The Company currently owns minority holdings in four entities: 1) approximately a 10% equity interest in Nuviant Medical Inc, the largest shareholder of which is Rosellini Scientific LLC; 2) owns 389 shares of Emeritus Clinical Solutions, Inc., representing a 22.68% ownership in the company, 3) less than 1% equity interest in MicroTransponder, Inc.; and 4) 100% of the membership interest in Bellomed LLC, a non-operating subsidiary.

Directors and Executive Officers, page 27

4.	Please tell us how you confirmed the accuracy of your disclosure required by Item 401(e)(1) of Regulation S-K as it applies to Mr. Rosellini. In this regard, we note the statement that MicroTransponder is “one of Rosellini’s companies” that appears in the September 13, 2016 article on your website.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

The article makes the following statement:

“More recently, DARPA announced grants to use this technology to enhance learning, and one of Rosellini’s companies — MicroTransponder — is slated to receive some of that funding.”

The statement is referring to the fact that MicroTransponder will be a recipient of DARPA grant funding. Further the statement “one of Rosellini’s companies – MicroTransponder –“ is not in quotation marks and therefore is not a direct statement made by Mr. Rosellini. As a result this statement is not attributable to Mr. Rosellini but rather the author’s interpretation of the interview with Mr. Rosellini. What was stated in the interview, and is accurate, is that Mr. Rosellini was the founder of MicroTransponder and as a result the author’s interpretation is not inaccurate. Further, Mr. Rosellini previously contributed all of his interest in MicroTransponder to the Company, which is fully disclosed under Item 7 - Certain Relationships and Related Transactions, on Page 37 of Amendment #4 and again under Item 10 - Recent Sales of Unregistered Securities, on Page 41 of Amendment #4. The Company believes that it has met the standards for accuracy of disclosure pursuant to 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

5.

Please reconcile your new disclosure on page 36 that Mr. Rosellini was not a related party prior to the contribution agreement in January 2016 with your disclosure in the fourth paragraph on page 37 about assets acquired from related persons.

The fourth paragraph that appeared on Page 36 of Amendment #3 has been revised to read as follows and appears on Page 38 of Amendment #4:

In accounting for the contributions of assets regarding the transactions with William Rosellini, Elizabeth Rosellini and Rosellini Scientific, the Company recorded the assets received at fair value in accordance with ASC 845, Non-monetary Transactions. Prior to the contributions, William Rosellini, Elizabeth Rosellini and Rosellini Scientific were not related parties of the Company, but became related parties through the issuance of the 15,000,000 shares and a controlling interest in the Company. For the Nuviant Medical, Inc, and the MicroTransponder, Inc. common stock, the amount at which the assets were acquired from the related persons were based on the fair market value as determined by an appraisal report establishing a fair market value for each private company’s common stock of $0.10 and $416 per share respectively. The valuation reports are prepared by a qualified third party independent appraiser in accordance with the AICPA’s Statement on Standards for Valuations No. 1 and the AICPA’s “Practice Aid”, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The amount at which the Emeritus Clinical Solutions, Inc. stock was acquired was based on the most-recent third party transaction of $204.08 per share. Assets acquired by the related persons within the last two years include the Nuviant Medical Inc. common stock. The cost of the 1,675,000 common shares of Nuviant Medical Inc. to the related party and acquired from Rosellini Scientific, LLC was $1,675 or approximately $.001 per share. The cost of the 60,000 common shares of Nuviant Medical Inc. to the related party and acquired from Elizabeth Rosellini was $6,000 or approximately $0.010 per share. The cost of the 175 shares of Emeritus Clinical Solutions, Inc. common stock to the related party and acquired from William Rosellini (Rosellini Scientific, LLC) was $0.175 at par value $.001. The cost of the 214 shares of Emeritus Clinical Solutions, Inc. common stock to the related party and acquired from Elizabeth Rosellini was $0.214 at par value $.001.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

June 30, 2016 Financial Statements of Nexeon MedSystems Inc, a Nevada corporation

Pro Forma Statement of Operations, page F-26

6.	Refer to our prior comment 4. Please revise the filing to delete the last sentence in the first paragraph of Note 1 on page F-28 that refers to “The unaudited pro forma combined balance sheet as of December 31, 2015…” since the filing does not include nor is it required to include a pro forma balance sheet as of December 31, 2015. In addition, please also delete the reference to “the unaudited pro forma balance sheet” in the fifth paragraph of Note 1.

The corrected Note 1 appears on Page F-28 Amendment #4.

7.

We see Note 1 on page F-28 indicates the pro forma combined financial statement reflects the effects of NXNV’s issuance on January 2, 2016 of 15,000,000 shares as well as the shares NXNV issued in connection with the February 16, 2016 NXDE acquisition. Given this fact and in light of the disclosures in Note 3 (b) on page F-29, tell us how you calculated the pro forma weighted average common shares disclosed in your unaudited pro forma combined statements of operations for the twelve months ended December 31, 2015 at page F-27. Revise the filing as necessary to disclose the correct pro forma weighted average common shares and pro forma loss per share for the twelve months ended December 31, 2015.

The weighted average common shares disclosed in the unaudited pro forma combined statements of operations for the twelve months ended December 31, 2015 have been adjusted in Amendment #4 to reflect the table in Note 3 on page F-39. Shares calculated 18,233,425; the sum of the common shares outstanding prior to the Merger, 15,752,000, common shares exchanged for NXDE preferred shares pursuant to the Merger Agreement, 1,659,943 and common shares exchanged for NXDE notes and accrued interest pursuant to the Merger Agreement, 821,482.

June 30, 2016 Financial Statements of Nexeon MedSystems Inc. a Nevada corporation

Notes to Financial Statements

Note 4 – Acquisition, page F-39

8.

We have considered your responses to our prior comments 5 and 6. We note you indicated in your response you “determined that the consideration transferred from NXNV to the owners of NXDE to be, pursuant to ASC 805-30-30-7, the fair value of the shares issued.” We also note you indicated you “had begun a Private Placement on February 1, 2016 and although no Units had been subscribed at the time of the exchange, the company had received commitments from investors to subscribe to 100,000 units at $1.00 per unit.” Please revise the filing to disclose the previously referenced transaction management used to value the shares issued in the NXDE acquisition. Also, please tell us the date you received the commitments from the investors to subscribe for the purchase of Units, the legal enforceability of the referenced commitments, whether the referenced investors were unrelated third parties and if the referenced investors actually purchased the 100,000 units at $1.00 per unit during the quarter ended June 30, 2016.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

The following was added to Note 2 Purchase Price Allocation of the December 31, 2015 Pro Forma Financial Statements on Page F-28 of Amendment #4, and Note 2 Purchase Price Allocation of the September 30, 2016 Pro Forma Financial Statements on Page F-33 of Amendment #4:

The Company considered the consideration in accordance with ASC 845, Nonmonetary Transaction, whereby assets acquired in exchange for another nonmonetary asset is the fair value of the assets surrendered or received, whichever is more clearly evident. Due to the lack of trading activity of the Company’s common stock surrendered in the acquisition, the Company has determined that the fair value of the assets acquired, less liabilities assumed of NXDE is a more clearly evident value of the consideration transferred in the acquisition. The Company obtained a third-party valuation to ascertain the fair market value of the transaction.

The following was added to Note 2 Purchase Price Allocation of the December 31, 2015 Pro Forma Financial Statements on Page F-29 of Amendment #4 and Note 2 Purchase Price Allocation of the September 30, 2016 Pro Forma Financial Statements on Page F-34 of Amendment #4:

The Company engaged the third-party valuation consulting firm Intellectual Property Market Advisory Partners to provide a fair market value of the assets acquired in the acquisition in accordance with ASC 820-10, Fair Value Measurements. As a result of the valuation, the Company has adjusted the Preliminary Purchase Price allocation as reflected in the previously filed financial statements. The adjusted Purchase Price allocation reflects the $6,120,000 fair market value of the patents acquired in the transaction and a fair market value of the consideration issued in the amount of $4,357,903. The adjustments to the financial statements include adjusting patent assets, accumulated amortization, goodwill, additional paid-in capital, and amortization expense.

Note 3 Pro Forma Adjustments of the December 31, 2015 Pro Forma Financial Statements on beginning on Page F-29 of Amendment #4, and Note 3 Pro Forma Adjustments of the September 30, 2016 Pro Forma Financial Statements beginning on Page F-34 of Amendment #4 have also been updated to reflect the adjustments.

Private Placement

The Company had begun a Private Placement on February 1, 2016 and although no Units had been subscribed at the time of the exchange, the Company had received commitments from investors to subscribe to 100,000 units at $1.00 per unit.

For clarification, no Units had been subscribed for cash contributions at the time of the exchange. The exchange was specifically contingent upon two NXDE note holders exchanging said notes for Units of the Private Placement.

Regarding dates: The Company received verbal commitments from the investors to subscribe for the purchase of Units. Mr. Rosellini does not recall the exact date as there were a series of phone calls that began in February and continued in March with verbal commitments received by mid-March

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

Regarding the legal enforceability of the referenced commitments: The commitments were verbal and not legally enforceable.

Regarding whether the referenced third parties were unrelated: The third parties were unrelated and all arms-length.

Regarding if the referenced investors actually purchased the 100,000 units at $1.00 per unit during the quarter ending June 30, 2016: The earliest cash investor subscribed on March 30, 2016 in the amount of $25,000. The second cash investor subscribed on April 8, 2016 in the amount of $25.000. The third cash investor subscribed on April 12, 2016 in the amount of $50,000.

9.

Refer to our prior comment 7. We note your response to our prior comment indicated the company “is in the process of engaging a third-party valuation company to ascertain the fair value of the assets acquired.” We also note it appears from disclosures on page F-28 of the filing that you recorded $2,684,253 of intellectual property in connection with the NXDE acquisition and the asset is presented as intangible assets, net, in your June 30, 2016 balance sheet. Please revise the filing to disclose the nature of the intellectual property acquired. Also, given on the acquisition date management did not have and does not currently have any appraisal to support the valuation of the NXDE assets and liabilities acquired, please tell us and revise the filing to disclose how you determined the value of the acquired intellectual property and how you determined the net intangible asset recorded at June 30, 2016 for intellectual property is not impaired.

The Company engaged the third-party valuation consulting firm Intellectual Property Market Advisory Partners to provide a fair market value of the assets acquired in the acquisition in accordance with ASC 820-10, Fair Value Measurements. Jack Lu, PhD, CFA, Founding Partner of Intellectual Property Market Advisory Partners performed the fair market valuation of the patent portfolio acquired in the Merger. As supplemental information only, a copy of his valuation report, as well as information regarding Dr. Lu’s qualifications are attached to this response letter as Attachments #1 and #2, respectively.

Item 1 - Business - Merger has been revised to read as follows beginning on Page 5 of Amendment #4:

Merger

On February 16, 2016, Nexeon was the surviving entity following a merger with Nexeon MedSystems, Inc. (“NXDE”) – a Delaware corporation. As a result of the merger, 100% of NXDE’s issued and outstanding preferred shares were converted into 1,659,943 shares of the Company’s Restricted Common Stock. All NXDE shares of Common Stock, Options, and Deferred Compensation Units were canceled. Also pursuant to the merger, the Company shall pay a Three Percent (3%) royalty (the “NXDE royalty”) to a limited liability company (“NXDE LLC”) formed in connection with the merger (of which the former NXDE shareholders are members) on Net Product Sales derived by the Company’s, or its affiliates’ or licensees’, commercialization of patents and intellectual property acquired by the Company through this merger (see the section titled “Certain Relationships and Related Transactions” for more information).

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

Patents Acquired

Chief among the assets secured by the Company in its merger with NXDE was a 100% ownership interest in Patents relating to a micro-perforated balloon catheter system for use in the treatment of restenosis associated with hemodialysis. Initially, the Company will focus on driving development and commercialization of the aforementioned medical device. As part of this process, the Company will license, a to-be formed, wholly-owned subsidiary of the Company known as Pulsus Medical LLC, (“Pulsus”). Pulsus will enter into various other sub-license agreements as well as development and supply agreements in order to enhance the technology and expedite the development process. A list of the Patents acquired in the merger of NXDE is attached hereto as Exhibit 99.1. Additionally, the Company’s Officers and Directors, from time to time, will perform periodic due diligence on complimentary patents and companies, which it may acquire with an intent to develop and commercialize various medical technologies.

To clarify the nature of the assets identified as intellectual property, management has changed the title of this account to Patents on the financial statements.

Fair Market Value of Assets Acquired

The Company engaged the third-party valuation consulting firm Intellectual Property Market Advisory Partners to provide a fair market value of the assets acquired in the acquisition in accordance with ASC 820-10, Fair Value Measurements. Jack Lu, PhD, CFA, Founding Partner of Intellectual Property Market Advisory Partners performed the fair market valuation of the patent portfolio acquired in the Merger. Management has relied on the fair market value reflected in the report provided by Mr. Lu to determine the fair value of the assets acquired in the Merger. Management believes the primary value of the acquisition is reflected in the patent portfolio acquired. The acquisition included a minimal amount of tangible physical assets. There was no In-Process research and development.

The three generally accepted approaches to estimate the value of a business entity are: (1) the income approach, (2) the market approach, and (3) the asset-based approach. Within each approach, there are several individual valuation methods. The approach used by the third-party valuation firm to estimate fair market value of the patents was the market approach. The estimated fair value for the patents acquired was $6,120,000.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

November 21, 2016

The Company has reflected the nominal property and equipment at the net depreciated book value and the liabilities acquired at book value which approximated management’s estimate of fair market value for these assets and liabilities.

Management is assuming no impairment of the value for the patents based on the initial fair market valuation.

In addition, the list of patents directly associated with the development of a micro-perforated balloon catheter system for use in treatment of restenosis associated with hemodialysis that appeared on Page 15 of Amendment #3 has been updated and appears on Page 15 of Amendment #4.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned to Ron Conquest at the Company by telephone at 844-919-9990 or by email at ron@nexeonmed.com.

Regards,

/s/ Ron Conquest
Ron Conquest
Chief Operating Officer